Exhibit 99.7
CPT Pecos Ranch, LP
Financial Statements for the
Year Ended December 31, 2006, and the
Period from March 18, 2005 (Date of
Inception) through December 31, 2005, and
Report of Independent Registered Public
Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners of
CPT Pecos Ranch, LP
Houston, Texas
We have audited the accompanying balance sheets of CPT Pecos Ranch, LP (the “Partnership”) as of December 31, 2006 and 2005, and the related statements of operations, partners’ equity, and cash flows for the year ended December 31, 2006, and the period from March 18, 2005 (date of inception) through December 31, 2005. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of CPT Pecos Ranch, LP as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended December 31, 2006, and the period from March 18, 2005 (date of inception) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
DELOITTE & TOUCHE LLP
Houston, Texas
March 29, 2007

CPT PECOS RANCH, LP
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS

REAL ESTATE ASSETS—At cost:
Land	$2,341,688	$2,341,688
Buildings and improvements	20,367,659	20,153,015

	22,709,347	22,494,703

Accumulated depreciation	(1,224,245)	(530,571)

Net operating real estate assets	21,485,102	21,964,132

CASH AND CASH EQUIVALENTS	181,684	167,226

RESTRICTED CASH	37,911	77,203

ACCOUNTS RECEIVABLE, Net of allowance of $155 and $125, respectively	5,873	4,205

DEFERRED FINANCING COSTS, Net of accumulated amortization of $32,729 and $14,877, respectively	92,237	110,089

OTHER ASSETS—Net	6,179	700

TOTAL	$21,808,986	$22,323,555

LIABILITIES AND PARTNERS’ EQUITY

LIABILITIES:
Mortgage note payable	$15,146,700	$15,146,700
Accrued real estate taxes	85,577	89,484
Accounts payable and accrued expenses	59,739	49,679
Accounts payable and accrued expenses-related party	22,536	11,654
Accrued interest payable	63,995	63,995
Tenant security deposits	39,593	40,252
Other liabilities	29,600	20,413

Total liabilities	15,447,740	15,422,177

COMMITMENTS AND CONTINGENCIES

PARTNERS’ EQUITY	6,361,246	6,901,378

TOTAL	$21,808,986	$22,323,555

See notes to financial statements.

CPT PECOS RANCH, LP
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006, AND THE PERIOD
FROM MARCH 18, 2005 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2005

		Period from
		March 18, 2005 (Date
		of Inception) through
	2006	December 31, 2005
REVENUES:
Rental revenues	$2,596,090	$1,802,721
Other property revenues	297,361	186,693

Total revenues	2,893,451	1,989,414

EXPENSES:
Property operating and maintenance	856,762	669,786
Real estate taxes	171,155	141,705
General and administrative	51,201	38,950
Interest	785,790	620,695
Depreciation and amortization	693,675	817,009

Total expenses	2,558,583	2,288,145

NET INCOME (LOSS)	$334,868	$(298,731)

See notes to financial statements.

CPT PECOS RANCH, LP
STATEMENTS OF PARTNERS’ EQUITY FOR THE YEAR ENDED
DECEMBER 31, 2006 AND THE PERIOD FROM
MARCH 18, 2005 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2005

	T-CPT	CPT	CPT
	Pecos Ranch,	Pecos Ranch	Pecos Ranch,
	LLC	GP, LLC	LP	Total
INITIAL PARTNER CONTRIBUTIONS—March 18, 2005	$6,190,487	$7,738	$1,539,884	$7,738,109

Net loss	(238,985)	(299)	(59,447)	(298,731)

Distributions	(430,400)	(538)	(107,062)	(538,000)

PARTNERS’ EQUITY—December 31, 2005	5,521,102	6,901	1,373,375	6,901,378

Net income	267,894	335	66,639	334,868

Distributions	(700,000)	(875)	(174,125)	(875,000)

PARTNERS’ EQUITY—December 31, 2006	$5,088,996	$6,361	$1,265,889	$6,361,246

See notes to financial statements.

CPT PECOS RANCH, LP
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006, AND THE PERIOD
FROM MARCH 18, 2005 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2005

		Period from
		March 18, 2005 (Date of
		Inception) through
	2006	December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$334,868	$(298,731)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	693,675	817,009
Amortization of deferred financing costs	17,852	14,877
Change in operating assets and liabilities:
Increase in accounts receivable	(1,668)	(4,205)
Increase in other assets	(5,478)	(18)
(Decrease) increase in accrued real estate taxes	(3,907)	50,409
Increase in accrued interest payable	—	63,995
Increase in accounts payable and accrued expenses	10,060	49,679
Increase in accounts payable and accrued expenses-related party	10,882	11,654
Increase in other liabilities	9,187	12,983

Net cash provided by operating activities	1,065,471	717,652

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in restricted cash	39,292	(38,127)
Increase in real estate assets	(214,646)	(76,953)

Net cash used in investing activities	(175,354)	(115,080)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in tenant security deposits	(659)	(522)
Partner contributions	—	6,190,487
Mortgage debt incurred	—	15,146,700
Payment of deferred financing costs	—	(124,966)
Payments for real estate assets contributed by Camden USA, Inc.	—	(21,109,045)
Distributions to partners	(875,000)	(538,000)

Net cash used in financing activities	(875,659)	(435,346)

NET INCREASE IN CASH AND CASH EQUIVALENTS	14,458	167,226

CASH AND CASH EQUIVANENTS—Beginning of period	167,226	—

CASH AND CASH EQUIVANENTS—End of period	$181,684	$167,226

SUPPLEMENTAL INFORMATION—Cash paid for interest	$767,938	$556,700

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITY:
Fair value of real estate assets contributed by partner	$—	$22,378,000

Fair value of liabilities assumed from partner	$—	$181,110

See notes to financial statements.

CPT PECOS RANCH, LP

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006 AND THE PERIOD FROM
MARCH 18, 2005 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2005
1.	ORGANIZATION

CPT Pecos Ranch, LP (the “Partnership”), a Delaware limited partnership, was formed for the purpose of holding, operating, maintaining, repairing, leasing and managing Camden Pecos Ranch (the “Property”) a multifamily community containing 272 apartment homes located in Chandler, Arizona and any other real and personal property owned by the Partnership.

On March 18, 2005, Camden USA, Inc., a fully owned subsidiary of Camden Property Trust (“CPT”), a publicly owned real estate investment trust, contributed to the Partnership the Property, which had a fair value of $22.4 million. In connection with the contribution, Camden USA, Inc., through two wholly owned entities, CPT Pecos Ranch GP, LLC and CPT Pecos Ranch, LP, which own .1% and 19.9% of the Partnership, respectively, was granted a 20% ownership in the Partnership, which was valued at $1.5 million and received cash proceeds of $21.1 million which is reflected in financing activities in the cash flow statement. CPT’s initial contribution is reflected net of the cash proceeds received in the statement of partners’ equity. The remaining 80% limited partnership interest is owned by T-CPT Pecos Ranch, LLC, a subsidiary of a private investment fund which contributed $6.2 million in cash at formation. Camden USA, Inc. and T-CPT Pecos Ranch, LLC are collectively referred to herein as the “Partners”. The cash proceeds paid to CPT at formation were funded with cash invested by T-CPT Pecos Ranch, LLC and a $15.1 million mortgage loan, which is secured by the Property.

Camden Development, Inc. (“CDI”), a wholly owned subsidiary of CPT, is the property manager pursuant to the Property Management Agreement. This agreement was signed on March 18, 2005. It is between the Partnership and CDI and employs CDI as the exclusive managing and leasing agent for the Property.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Real Estate Assets and Depreciation—Real estate assets are recorded at cost. Expenditures directly related to the improvement of real estate assets are capitalized at cost as land, buildings, and improvements. Major replacements and betterments are capitalized and depreciated on a straight-line basis over the estimated useful lives of the property (buildings and related land improvements—35 years, and furniture, fixtures, and equipment—5 to 20 years). The Partnership capitalized $214,646 in 2006 and $76,953 for the period from March 18, 2005 through December 31, 2005, of improvement costs.

Property and operating maintenance expenses totaled $856,762 in 2006 and $669,786 in 2005. Costs recorded as repairs and maintenance includes all amounts which do not alter the primary use, extend the expected useful life or improve the safety or efficiency of the related asset. Ordinary repairs and maintenance are expensed as incurred.

In accordance with Financial Accounting Standards Board (“FASB”) Statements of Financial Accounting Standards (“SFAS”) No. 142, Accounting for Goodwill and Other Intangible Assets, and upon the acquisition of real estate, the Partnership estimates the fair value of acquired assets, including land, buildings, the value of in-place leases (including above and below market leases), and acquired liabilities. The Partnership then allocates the purchase price of the acquired property based on these assessments of relative fair value. The Partnership assesses fair value based on estimated cash flow projections and available market information.

Impairment of Long-Lived Assets—Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Partnership did not recognize impairment on long-lived assets for the year ended December 31, 2006 or for the period from March 18, 2005 (date of inception) through December 31, 2005.

Cash and Cash Equivalents—All cash and investments in money market accounts and other highly liquid securities with a maturity of three months or less at date of purchase are considered to be cash and cash equivalents.

Restricted Cash—Restricted cash consists of escrow deposits held by lenders for property taxes. Substantially all restricted cash is invested in demand and short-term instruments.

Accounts Receivable—The Partnership reviews accounts receivable and an allowance is recorded for the estimated uncollectible portion of accounts receivable. An allowance of $155 and $125 was recorded at December 31, 2006 and 2005, respectively. Changes in the allowance for uncollectible accounts receivable are recorded as bad debt expense.

Deferred Financing Costs—Deferred financing costs are amortized on a straight-line basis over the term of the related debt, which approximates the interest method. Amortization of this cost is included in interest expense in the statements of operations.

Intangible Assets—Intangible assets recorded at acquisition include in-place residential leases which were valued at time of acquisition at $286,438. The in-place residential leases were amortized over nine months, which was the estimated average remaining life of a lease at time of acquisition. Amortization of this cost is included in depreciation and amortization in the statement of operations. These costs were fully amortized as of December 31, 2005.

Tenant Security Deposits—The Partnership performs credit evaluations of its tenants and generally requires a security deposit up to one month of rental income. These tenant security deposits are classified as liabilities in the balance sheet.

Revenue Recognition—Rental and other property income is recorded when due from residents and is recognized monthly as it is earned. Other property income consists primarily of utility rebillings, and administrative, application and other transactional fees charged to residents. Apartment homes are rented to residents on lease terms generally ranging from 6 to 13 months, with monthly payments due in advance. All other sources of income are recognized as earned.

Income Taxes—Under present income tax law, the Partnership is not subject to federal income taxes; therefore, no provision for taxes is included in the accompanying financial statements. The Partners include their respective share of the Partnership’s income or losses in their individual tax returns.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, results of operations during the reporting periods and related disclosures. Significant estimates relate to impairment analysis related to the carrying value of real estate assets, fair value of assets and liabilities acquired, and estimates of the useful lives of assets. Actual results could differ from those estimates.

Reclassifications—Certain reclassifications regarding related party accounts payable balances have been made to amounts in the 2005 financial statements to conform to the 2006 presentations.

Recent Accounting Pronouncements—In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. This pronouncement applies to all voluntary changes in accounting principle and revises the requirements for accounting for and reporting a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle, unless it is impracticable to do so. This pronouncement also requires changes to the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 54 does not change the transition provisions of any existing accounting pronouncements, including those which are in a transition phase as of the effective date. The adoption of SFAS No. 54 did not have an impact on the Partnership’s financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The statement does not require new fair value measurements, but is applied to the extent other accounting pronouncements require or permit fair value measurements. The statement emphasizes fair value as a market-based measurement which should be determined based on assumptions market participants would use in pricing an asset or liability. Upon adoption, the Partnership will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.

In June 2006, the FASB issued Financial Interpretation No. (“FIN”) 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires recognition in financial statements of the impact of a tax position, if the position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Partnership assessed the potential impact of FIN 48 and adoption will not have an impact on its financial statements.

3.	PARTNERSHIP AGREEMENT

The Partnership is governed by the Amended and Restated Limited Partnership Agreement, dated March 18, 2005, in which the term is indefinite and shall continue its existence until it is dissolved pursuant to the provisions in the Partnership Agreement.

Distributable Cash Flow (e.g. the amount by which the net cash flow for such period exceeds the then current reserve deduction, to the extent not already included in the calculation of net cash flow) shall be distributed to the Partners monthly in the following order: first, pro rata to reduce the Partners’ capital preferred return whereby the “preferred return” represents a cumulative return of fourteen percent per annum, compounded annually, second, pro rata to reduce the Partners’ initial capital contribution accounts, and, finally, to the Partners’ in their respective capital percentages unless the Portfolio Value Asset Test, as defined, is satisfied.

If the Portfolio Value Asset Test is not satisfied, the Partners receive distributions pro-rata in accordance with their respective capital ratios. Upon the test being satisfied, the Partners receive distributions pro-rata in accordance with their respective sharing ratios. As of the end of 2006, the Portfolio Value Asset Test had not been satisfied.

All profits and losses for any fiscal year shall generally be allocated pro rata among the Partners, so as to reduce, proportionately, the differences between their respective Target Capital Accounts, as defined, and Partially Adjusted Capital Accounts, as defined, whereby a Partner’s “Target Capital Account” shall represent an amount equal to the hypothetical net distribution such Partner would receive if the Partnership were liquidated at the close of such period and the net assets of the Partnership were distributed according to the allocation described above. In contrast, the aforementioned “Partially Adjusted Capital Account” shall mean the capital account of such Partner at the beginning of the taxable period adjusted for (a) the Partner’s share of the minimum gain with respect to all nonrecourse liabilities of the Partnership that would be realized by the Partnership if the Partnership disposed of the Partnership, that was not otherwise required to be taken under the Regulatory Allocations during the taxable period and (b) for all capital contributions and distributions during such taxable period, but before giving effect to any allocation of items of income, gain, deduction, or loss for the period.

Additional capital contributions of the Partners may be required if at any time the general partner determines, in accordance with the Agreement, additional funds are required for anticipated cash needs.

4.	MORTGAGE NOTES PAYABLE

The following is a summary of the Partnership’s indebtedness at December 31:

	2006	2005
5.07% Note, due 2012	$15,146,700	$15,146,700
5.07% mortgage note requires monthly payment of interest, with the principal balance due in April 2012.

5.	RELATED PARTY TRANSACTIONS

CDI earns a management fee equal to three percent of all gross cash receipts of the Partnership. Management fees earned by CDI for 2006 totaled $86,667 and for the period from March 18, 2005 through December 31, 2005 totaled $59,526. The Partnership maintains no employees as all personnel are employees of CDI. As property manager, CDI was reimbursed for payroll and other operating costs amounting to approximately $370,000 for 2006 and $302,000 for the period from March 18, 2005 through December 31, 2005.

CDI earns a construction management fee equal to a variable percentage based on project contract amounts for exterior capital improvements or replacements, as defined in the Property Management Agreement, that are made to the Property during the calendar year. During 2006, construction management fees totaled $3,061. There were no construction management fees for the period from March 18, 2005 through December 31, 2005.

6.	COMMITMENTS AND CONTINGENCIES

The Partnership is party to various claims arising in the normal course of business. These claims are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes that final outcome of such matters will not have a material adverse effect on the Partnership’s financial statements.

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2006. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, management’s estimates are not necessarily indicative of the amounts the Partnership could obtain on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

At December 31, 2006, management estimated the carrying amounts reflected in the balance sheet for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities were at amounts that reasonably approximated fair value due to the short-term nature of the instruments. Estimates of fair value of the 5.07% Fixed Mortgage Note are based upon interest rates available for the issuance of debt with similar terms and remaining maturity. At December 31, 2006 and 2005, the outstanding balance of the 5.07% Fixed Mortgage Note payable of $15.1 million had an estimated fair value of $14.8 million and $15.7 million, respectively.
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